Contact: Kevin Aandahl (314) 923-6268
         Deb Wiethop   (314) 923-4767

        Judge Fails to Approve Blue Cross Settlement

ST. LOUIS, MO, November 1, 1999-Blue Cross and Blue Shield of Missouri, parent company of RightCHOICE Managed Care, Inc. (NYSE: RIT), today announced that Circuit Court Judge
Thomas Brown III disapproved the March 1999 modified settlement agreement, ruling that it fails to provide the full value of Blue Cross for the public. The settlement agreement is intended to resolve outstanding litigation and regulatory issues, create Missouri's largest health care foundation, the Missouri Foundation for Health, and result in RightCHOICE's reorganization as a fully for-profit Blue
Cross and Blue Shield licensee.

     "It is unfortunate that Judge Brown does not see the merits of the proposed settlement agreement. This decision further delays the benefits the foundation will provide to underserved and uninsured Missourians," said John A.
O'Rourke, president and chief executive officer of Blue
Cross and Blue Shield of Missouri and chairman, president and chief executive officer of RightCHOICE. "This ruling is contrary to the evidence presented and fails to recognize the value of the agreement between Blue Cross and Blue
Shield of Missouri, the Missouri Attorney General, the
Missouri Department of Insurance and consumer groups representing over 1 million Missourians."

     The settlement agreement provides the best means of obtaining the maximum value of the Blue Cross assets, primarily the RightCHOICE stock. Value will be attained through the orderly divestiture of RightCHOICE stock over time by the Missouri Foundation for Health, or through the sale of all of the RightCHOICE stock in a single transaction directed by the RightCHOICE board of directors, with the counsel and approval of the foundation.

     "The case remains on appeal in the Missouri Supreme Court, and we are considering all of our legal options," O'Rourke said. "We continue to believe that this settlement agreement is the right thing to do because it is fair, reasonable and in the public interest."

                              (more)

      The settlement agreement calls for Blue Cross and Blue Shield of Missouri to reorganize and be merged with RightCHOICE Managed Care and for the creation of the state's largest health care foundation. In addition to the RightCHOICE stock owned by Blue Cross and Blue Shield of Missouri, the foundation would receive an additional $12.78 million in cash from Blue Cross.

     The Missouri Supreme Court ordered that Judge Brown rule on the proposed settlement agreement by November 9.
The judge had stated that the Special Master had not had adequate time to review all alternatives to the settlement agreement and ordered that he continue to do so on an expedited basis.


Safe Harbor Statement

     "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Estimates and other statements set forth herein that are not historical facts are forward-looking statements that involve risks and uncertainties. These risks and uncertainties include, but are not limited to: an adverse ruling on the litigation including the possibility that court approval of the modified settlement agreement, referenced above, would not be obtained, or if obtained, could include terms or conditions that are not acceptable to the parties; the possibility that all remaining contingencies and conditions to the parties' obligations to effect the proposed settlement transaction would not be met or otherwise satisfied; governmental and regulatory action or legislation; pending litigation; actions by the Blue Cross and Blue Shield Association relating to the license to use the Blue Cross and Blue Shield names, trademarks and service marks; and other risks detailed in the company's Securities and Exchange Commission filings.

     Blue Cross and Blue Shield of Missouri and its for-profit subsidiary, RightCHOICE Managed Care, Inc., are the largest providers of health care benefits in Missouri. The company's web site addresses are www.ritusa.com and www.abcbs.com.

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